Exhibit 99.1

TRANSITION THERAPEUTICS INC.

Annual Meeting of Shareholders

Management Information Circular

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Transition Therapeutics Inc. (the “Corporation”) for use at the Annual Meeting of the Corporation’s shareholders to be held on December 5, 2011 at the time and place and for the purposes set out in the accompanying Notice of Annual Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

November 4, 2011

TRANSITION THERAPEUTICS INC.

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Transition Therapeutics Inc. (the “Corporation”) will be held at the MaRS Centre, South Tower, 101 College Street, Room CR3, Toronto, Ontario, Canada, on Monday, December 5, 2011, at 4:00 p.m. (Toronto time), for the following purposes, to:

1.	receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2011 together with the auditors’ report thereon;

2.	elect directors of the Corporation for the ensuing year;

3.	reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular and the form of proxy have each been prepared for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

DATED as of the 4th day of November, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

LOUIS ALEXOPOULOS

Secretary

In order to be represented by proxy at the Meeting, you must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to the Corporation’s Registrar and Transfer Agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submit the completed proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 or by facsimile to facsimile number (416) 263-9524 or 1-866-249-7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXY HOLDERS	1
REVOCABILITY OF PROXY	2
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	2
VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF	2
ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	3
BUSINESS OF THE MEETING	4
Consolidated Financial Statements and Auditors’ Report	4
Election of Directors	4
Appointment and Remuneration of the Auditors	5
COMPENSATION DISCUSSION AND ANALYSIS	5
Chief Executive Officer’s Compensation	7
Performance Graph	7
Option-Based Awards	8
Summary Compensation Table	8
Outstanding Option-based Awards	9
Incentive Plan Awards – Value Vested or Earned during the Year	10
Termination and Change of Control Benefits	11
Estimated Termination Payments	11
Compensation of Directors	11
Standard Arrangements	12
Directors - Outstanding Option-based Awards	12
Directors - Incentive Plan Awards – Value Vested or Earned during the Year	13

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		13
DESCRIPTION OF THE STOCK OPTION PLAN		14
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		15
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		15
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON		15
AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES		15
STATEMENT OF CORPORATE GOVERNANCE PRACTICES		16
Composition of the Board		16
Board Mandate		17
Position Descriptions		17
Orientation and Continuing Education of Board Members		17
Measures to Encourage Ethical Business Conduct		18
Nomination of Board Members		18
Determination of Compensation of Directors and Officers		18
Assessment of Directors, the Board and Board Committees		19
ADDITIONAL INFORMATION		19
OTHER MATTERS		19
DIRECTORS’ APPROVAL		19
APPENDIX “A” MANDATE OF THE BOARD OF DIRECTORS		20
Policy Statement		20
Composition and Operation		20
Responsibilities		20
Discharge of Duties		20
Reliance on Experts		20
Specific Duties		21
1.	Legal Requirements	21
2.	Independence	21

3.	Strategy Determination	22
4.	Managing Risk	22
5.	Appointment, Training and Monitoring of Senior Management	22
6.	Reporting and Communication	22
7.	Monitoring and Acting	23
8.	Other Activities	23

TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220
Toronto, Ontario
M5G 1L7

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at November 4, 2011 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Transition Therapeutics Inc. (the “Corporation”) for use at the Annual Meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on Monday, December 5, 2011 at 4:00 p.m. (Toronto time) at the MaRS Centre, South Tower, 101 College Street, Room CR3, Toronto, Ontario, Canada, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice”).

The solicitation of proxies is being made by or on behalf of the management of the Corporation.  The Corporation will bear the entire cost of solicitation of proxies including preparation, assembly, printing and mailing of this Circular, the Notice, the form of proxy and the annual report (collectively, the “Documents”).  Copies of the Documents are being sent by mail to those Shareholders entitled to receive notice of the Meeting.  The Documents will also be furnished to banks, securities dealers, and clearing agencies holding in their names Common Shares, beneficially owned by others to forward to such beneficial owners.  Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers, or other regular employees of the Corporation.  No additional compensation will be paid to directors, officers, or other regular employees for such services.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy.  The persons named in the accompanying form of proxy are executive officers of the Corporation.  A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting.  To exercise this right, a Shareholder may either insert the name of the desired person in the blank space provided in the accompanying form of proxy, or complete another appropriate form of proxy.

Those Shareholders who wish to be represented by proxy, must deposit their respective forms of proxy by (i) delivering the completed proxy to the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submitting the completed proxy to Computershare Investor Services LLC, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile to facsimile number (416) 263-9524 or 1-866-249-7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, either at the registered office of the Corporation at any time up to 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The executive officers named in the enclosed form of proxy will: (1) vote for or withhold from voting the Common Shares for the election of the directors; and (2) vote for or withhold from voting the Common Shares for the reappointment of auditors; for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy.  In the absence of such instructions, the executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy in favour of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the executive officers named in the accompanying form of proxy to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy.  In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.  However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares, each carrying the right to one vote per share.  As at November 4, 2011, the Corporation had 23,217,599 Common Shares outstanding.  Only Shareholders of record at the close of business on October 31, 2011 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting.  Any transferee or person acquiring Common Shares after the Record Date may on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

As at the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares, except as follows:

Name	Number of Common Shares	Percentage of Class
Mr. Jack Schuler	3,289,928	14.2%
Fidelity Management and Research	3,018,287	13.0%

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of Common Shares of the Corporation who do not hold their Common Shares in their own name (“Beneficial Shareholders”).  Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

In addition, a proxy may be revoked by the Shareholder by executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation within the time period set out under the heading “Revocability of Proxy”, or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to:

1.	receive the audited consolidated financial statements of the Corporation for the year ended June 30, 2011, together with the auditors’ report thereon;

2.	elect the directors of the Corporation for the ensuing year;

3.
approve the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Consolidated Financial Statements and Auditors’ Report

The Corporation’s audited consolidated financial statements for the year ended June 30, 2011, and the auditors’ report thereon will be submitted at the Meeting.  No vote will be taken regarding the Corporation’s audited consolidated financial statements.

Election of Directors

Five directors are proposed to be elected at the Meeting.  All directors so elected will, subject to the by laws of the Corporation and to applicable laws, hold office until the close of the next annual meeting of the Shareholders, or until their respective successors are elected or appointed.

On the recommendation of the Corporation’s Corporate Governance Committee, the Board adopted an individual voting standard for the election of directors prior to the Meeting.  Under such individual voting standard, in the event that any nominee for election receives more “withheld” votes than “for” votes at any meeting at which shareholders vote on the uncontested election of directors, the Board will consider the result and, if deemed to be in the best interest of the Corporation and its shareholders, may request that such nominee tender his or her resignation from the board in a manner that facilitates an orderly transition.  It is anticipated that any decisions necessitated in the circumstances outlined in the preceding sentence will be made within 90 days, and the Board may fill any vacancy created thereby.

All of the nominees are now members of the Board of Directors and have been since the dates indicated below.  The term of each current director’s appointment will expire at the Meeting.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote at the Meeting for the election of each of the nominees.  Management of the Corporation does not contemplate that any of the nominees will be unable to serve as director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of November 4, 2011.

Name and Province/State and Country of Residence(1)(2)	Director Since	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares
Mr. Michael Ashton (3)(4)(5) CT, USA	December 2002	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company.	3,889
Mr. Paul Baehr (3)(4)(5) Quebec, Canada	December 2002	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	4,445
Dr. Tony Cruz Ontario, Canada	January 1999	Chairman and Chief Executive Officer of the Corporation.	826,124
Mr. Christopher M. Henley (3)(4)(5)(7) Ontario, Canada	October 2000	President, Henley Capital Corporation, an exempt market dealer and portfolio manager.	63,153
Dr. Gary W. Pace (6) CA, USA	January 2002	Director of Pacira Pharmaceuticals Inc, since February, 2011; Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002.	57,907
Notes:
(1)	If the director is elected, the term of the director’s appointment will expire at the Corporation’s 2012 Annual Meeting of Shareholders.
(2)	All of the directors, except for Dr. Cruz, are unrelated, independent directors.
(3)	Member of the Audit Committee. Mr. Chris Henley is Chair of this Committee.
(4)	Member of the Corporate Governance and Nominating Committee. Mr. Michael Ashton is the Chair of this Committee.
(5)	Member of the Compensation Committee. Mr. Paul Baehr is Chair of this Committee.
(6)
Effective May 26, 2011, Dr. Pace resigned from his position as Chairman of the Corporate Governance and Nominating  Committee and also resigned as a member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

(7)	Mr. Henley was appointed to the Compensation Committee on September 1, 2011.

Appointment and Remuneration of the Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since December 2005.  The Board of Directors has proposed that PricewaterhouseCoopers LLP be reappointed as the Corporation’s independent auditors for the year ending June 30, 2012 and that the Board of Directors be authorized to fix the auditors’ remuneration.  A majority of the votes cast by the Shareholders represented at the Meeting is required for approval of the appointment of the Corporation’s auditors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the reappointment of PricewaterhouseCoopers LLP as the Corporation’s auditors and the authorization of the Corporation’s directors to fix the auditors’ remuneration.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee.  The following individuals comprise the Compensation Committee of the Board of Directors:

Mr. Michael Ashton
Mr. Paul Baehr
Mr. Christopher Henley

The Compensation Committee of the Board of Directors (the “Compensation Committee”) exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation.  It annually  reviews and recommends to the Board (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $150,000, (iii) bonuses and grants of options under the Corporation’s Stock Option Plan, and (iv) major changes in benefit plans.  Final approval of all compensation items rests with the full Board.

The Corporation’s executive compensation policies are designed to attract and retain competent individuals, be competitive with leading biotechnology companies and recognize individual and overall corporate performance.  The Corporation’s policy with regard to remuneration is to review each executive officer’s remuneration on an annual basis in terms of individual and corporate performance as well as against peer company comparables to ensure that the officers  are reasonably compensated.  Each year, the Compensation Committee compares the total compensation of the executive officers with that of executive officers at peer surveyed biotechnology companies for reasonableness.  The Compensation Committee reviews the Corporation’s peer group on an annual basis to ensure the Corporation compares itself with industry-appropriate peers of comparable size, revenue, market capitalization and stage of product pipeline. The Corporation’s peer group for fiscal 2011 consisted of the following 12 public companies:

Cyclacel Pharmaceuticals Inc.	Aeterna Zentaris Inc.
Discovery Laboratories Inc.	Cardiome Pharma Corp.
GeoVax Labs Inc.	GenVec Inc.
Oncolytics Biotech Inc.	Labopharm Inc.
PolyMedix Inc.	NPS Pharmaceuticals Inc.
Resverlogix Corp.
Theratechnologies Inc.

The executive officers’ compensation is composed of salaries, bonuses and stock options.  The Compensation Committee balances the need for short term performance incentives in the form of cash bonuses and salary increases with long term retention/performance incentives, which consist of option grants.  Base salaries and benefits are set taking into account the median of comparator companies in the Corporation’s peer group.  A major portion of senior executive compensation, however, is variable; the total amount received is directly influenced by the results of the Corporation and the executive officer’s own performance.

In terms of bonuses, each year the Compensation Committee establishes overall corporate goals.  In addition, the Corporation establishes individual goals with each executive officer which relate to the executive officer’s direct area of responsibility.  The maximum bonus that can be earned by the executive officers, except for the Chief Executive Officer, is 25% of base salary and the percentage of bonus achieved is based on the percentage of goals achieved with a weighting to corporate goals of 67% and to individual goals of 33%.  In addition, at least 40% of the goals must be achieved for any bonus to be paid out.  The bonus of the Chief Executive Officer is approved by the Compensation Committee and the Board of Directors on an annual basis.  A summary of the fiscal 2011 corporate goals and associated weightings are outlined in the table below:

Corporate Performance Objectives
Objectives	Associated Weighting

Pre-Clinical & Clinical Development	35%

Partnering, Corporate Development & Financial	65%

Total	100%

Stock options under the Corporation’s Stock Option Plan are granted by the Board of Directors, upon the recommendation of the Compensation Committee, from time to time, as the primary long term performance incentive compensation program.  The Compensation Committee and the Board of Directors take into account the amount and terms of outstanding options when determining whether and how many new option grants will be made.

Chief Executive Officer’s Compensation

During the year ended June 30, 2011, the Chief Executive Officer received an increase in base salary of $10,710 from the year ended June 30, 2010.  In respect of work performed during the year ended June 30, 2011, 68% of the corporate goals were achieved, thus $75,213 of the maximum bonus of $110,313 was paid to the Chief Executive Officer.  For fiscal 2012, the Chief Executive Officer can earn a maximum bonus of 30% of his base salary and the achievement of this bonus is 100% dependent on the achievement of set corporate goals, which have been determined by the Compensation Committee and the Board of Directors.

Performance Graph

The following graph compares the cumulative total Shareholder return of $100 invested in the Common Shares with the cumulative total return of the S&P/TSX Canadian Health Care Index for the period of June 30, 2005 to June 30, 2011.

	June 30/05	June 30/06	June 30/07	June 30/08	June 30/09	June 30/10	June 30/11
TTH	$100.00	$65.79	$227.63	$198.54	$64.47	$49.12	43.86
S&P/TSX Capped Health Care Index	$100.00	$104.00	$102.12	$73.60	$57.06	$82.39	121.18

Option-Based Awards

Option based awards were granted to executives, officers and directors of the Corporation during fiscal 2011.  In assessing the grant of options, the Compensation Committee and the Board take into account factors such as existing grants, performance and market conditions.

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, President and Chief Financial Officer and for the next three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the President and Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Tony Cruz,	2011	367,710	-	486,330	75,213	-	-	1,388	(5)	930,611
Chief Executive	2010	357,000	-	-	66,300	-	-	1,576	(5)	424,876
Officer	2009	350,000	-	122,650	91,350	-	-	1,576	(5)	565,576
Elie Farah,	2011	278,409	-	365,250	47,456	-	-	8,888	(2)(5)	700,003
President &	2010	270,300	-	-	50,327	-	-	9,076	(2)(5)	329,703
Chief Financial Officer(1)	2009	265,000	-	100,350	61,083	-	-	9,076	(2)(5)	435,509
Aleksandra	2011	236,385	-	294,650	37,198	-	-	1,388	(5)	569,621
Pastrak, Vice	2010	229,500	-	-	34,185	-	-	1,576	(5)	265,261
President Clinical Development & Medical Officer(3)	2009	225,000	-	89,200	41,490	-	-	1,576	(5)	357,266
Carl Damiani	2011	178,602	-	188,750	28,105	-	-	-		395,457
Vice President	2010	173,400	-	-	25,828	-	-	-		199,228
Business Development	2009	170,000	-	78,050	31,348	-	-	-		279,398
Laura Agensky,	2011	170,197	-	118,150	26,783	-	-	-		315,130
Vice President	2010	165,240	-	-	24,613	-	-	-		189,853
Clinical Operations(4)	2009	162,000	-	44,600	17,924	-	-	-		224,524

Notes:
(1)	Mr. Farah was appointed President and Chief Financial Officer in July 2008 and was appointed Chief Financial Officer and Vice President, Corporate Development, effective May 21, 2005.
(2)	Under the terms of Mr. Farah’s Employment Agreement, the Corporation will match his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year.
(3)
Ms. Pastrak was appointed Vice President Clinical Development in September, 2011.  Prior thereto, Ms. Pastrak was appointed Vice President Research, effective May 5, 2005, but has been employed by the Corporation in other capacities since October 19, 1999.  Effective July 1, 2007, Ms. Pastrak was also appointed the Company’s Medical Officer.

(4)	Ms. Agensky was appointed Vice President Clinical Operations on June 18, 2009.
(5)	Dr. Cruz, Mr. Farah and Dr. Pastrak all receive subsidized parking from the Corporation in the amount of $1,388 per year.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2011:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Tony Cruz	66,667	5.13	September 15, 2011(2)	—
	55,000	4.15	June 16, 2014	—
	55,000	3.50	August 12, 2015	—
	150,000	3.22	May 26, 2021	—

Elie Farah	22,222	5.13	September 15, 2011(2)	—
	45,000	4.15	June 16, 2014	—
	50,000	3.50	August 12, 2015	—
	105,000	3.22	May 26, 2021	—

Aleksandra Pastrak	22,222	5.13	September 15, 2011(2)	—
	40,000	4.15	June 16, 2014	—
	40,000	3.50	August 12, 2015	—
	85,000	3.22	May 26, 2021	—

Carl Damiani	22,222	5.13	September 15, 2011(2)	—
	35,000	4.15	June 16, 2014	—

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)

	25,000	3.50	August 12, 2015	—
	55,000	3.22	May 26, 2021	—

Laura Agensky	7,407	5.13	September 15, 2011(2)	—
	20,000	4.15	June 16, 2014	—
	15,000	3.50	August 12, 2015	—
	35,000	3.22	May 26, 2021	—

Notes:
(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2011 of $3.00 and the exercise price of the options.
(2)	The original option expiry date occurred during a trading black-out. Pursuant to the terms of the Stock Option Plan, the original expiry date was extended.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	Nil
Elie Farah	Nil
Alexandra Pastrak	Nil
Carl Damiani	Nil
Laura Agensky	Nil

Notes:
(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2011 of $3.00.

Termination and Change of Control Benefits

The Corporation has an employment contract with Dr. Tony Cruz under which Dr. Cruz was paid a salary of $367,710 per year at the end of the most recently completed financial year.  His employment contract has no fixed term and states that Dr. Cruz would be paid a severance payment of a) 12 months’ salary if his employment with the Corporation is terminated without cause; or (b) 18 months’ salary if his employment is terminated following a change of control of the Corporation.  The Corporation also has an employment contract with Mr. Elie Farah whereby Mr. Farah was paid a salary of $278,409 per year at the end of the most recently completed financial year.  His employment contract has no fixed term and provides that he would be paid severance if his employment is terminated by the Corporation without cause equal to 12 months’ salary.  The Corporation also has an employment contract with Ms. Aleksandra Pastrak whereby Ms. Pastrak was paid a salary of $236,685 per year at the end of the most recently completed financial year.  Her employment contract has been in effect since October 19, 1999, has no fixed term and provides that she would be paid severance equal to 1 month’s salary for every year she has been employed by the Corporation if her employment is terminated without cause.  The Corporation also has an employment contract with Mr. Carl Damiani whereby Mr. Damiani was paid a salary of $178,602 per year at the end of the most recently completed financial year.  His employment agreement has been in effect since October 1, 2003, has no fixed term and provides that he would be paid a severance equal to 8 months’ salary if his employment is terminated without cause.  Finally, the Corporation has an employment contract with Ms. Laura Agensky whereby Ms. Agensky was paid a salary of $170,197 per year at the end of the most recently completed financial year.  Her employment contract has been in effect since May, 2001, has no fixed term and provides that she would be paid severance equal to one month’s salary for every year she has been employed by the Corporation, if her employment is terminated without cause.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming that their employment was terminated on June 30, 2011 without cause or due to a change in control.

Name	Severance ($)	Accelerated Vesting of Options ($) (1)(2)	Continuation of Benefits ($)	Total ($)
Tony Cruz (3)	551,565	-	8,842	560,407
Elie Farah	278,409	-	5,895	284,304
Aleksandra Pastrak	236,385	-	5,849	242,234
Carl Damiani	119,068	-	3,622	122,690
Laura Agensky	141,831	-	4,478	146,309

Notes:
(1)	Values calculated based on the closing price of Common Shares on the TSX on June 30, 2011 of $3.00.
(2)
If the Named Executive Officers are terminated without cause without a change in control, the vesting of the unvested options at the date of termination does not accelerate.  In the event of a change in control of the Corporation, the unvested options outstanding will vest immediately.

(3)
If Dr. Cruz’s employment is terminated without cause, without a change in control, total termination payment would be approximately $373,605, consisting of a severance payment of $367,710, accelerated vesting of options of Nil, and benefit continuance of approximately $5,895.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2011:

Name	Fees earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	38,500	34,050	-	72,550
Paul Baehr	43,500	34,050	-	77,550
Christopher Henley	44,500	34,050	-	78,550
Gary W. Pace	42,750	34,050	-	76,800

Dr. Tony Cruz, Chief Executive Officer and a director of the Corporation, does not receive any compensation as a director of the Corporation, but receives compensation as an executive officer of the Corporation as detailed under the heading “Chief Executive Officer’s Compensation”.  The remaining directors are not employees of the Corporation.  Non-employee directors have been remunerated in the following manner.

Standard Arrangements

The Corporation has standard arrangements for its non-employee directors, which include the following:

•	Board member annual retainer in the amount of $18,000 and an annual grant of stock options;
•
Committee Chair annual retainers – the Audit Committee Chair is paid $10,000 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $6,000 annually;

•	Board and Committee meeting fees are paid in the amount of $1,500 for each meeting attended and $750 for each conference call attended;
•	Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and
•	All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

Directors - Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2011.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Michael Ashton	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Paul Baehr	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Christopher Henley	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Gary W. Pace	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Notes:
(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2011 of $3.00 and the exercise price of the options.

Directors - Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Michael Ashton	Nil
Paul Baehr	Nil
Christopher Henley	Nil
Gary W. Pace	Nil

Notes:
(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2011 of $3.00 and the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at June 30, 2011 and November 4, 2011 aggregated for all compensation plans previously approved by the Shareholders.  The Corporation does not have any compensation plans not previously approved by the Shareholders.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Options as at June 30, 2011	Weighted Average Exercise Price of Outstanding Options as at June 30, 2011 ($)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans as at June 30, 2011	Number of Common Shares to be Issued Upon Exercise of Options as at November 4, 2011	Weighted Average Exercise Price of Outstanding Options as at November 4, 2011 ($)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans as at November 4, 2011
Equity compensation plans approved by securityholders	1,549,101	5.57	772,658	1,513,748	5.54	808,011

DESCRIPTION OF THE STOCK OPTION PLAN

The Corporation has in place a stock option plan (the “Stock Option Plan”), which was established in 1999 and last amended by approval of the Shareholders at the annual Shareholders’ meeting held on December 8, 2008.  Option grants and the maximum number of Common Shares that may be issued pursuant to stock options are governed by the terms of the Stock Option Plan.

Options may be granted to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Corporation or affiliates of the Corporation (collectively, “Optionees” and each an “Optionee”).  The term, exercise price, number of Common Shares covered by each option and the period during which the option is exercisable is determined by the Board of Directors at the time the options are granted, in accordance with the criteria set out in the Stock Option Plan.  The Board of Directors approved an amendment to the Stock Option Plan to provide for the term of any option issued after December 7, 2010 to have a term not exceeding ten years.  Options issued prior to December 7, 2010 have a term not exceeding five years.  The exercise price of all future option grants will be equal to (i) the weighted average trading price for the five trading days prior to the date of grant or (ii) the price determined by the Corporation’s Board of Directors at the time of grant, provided that the option exercise price shall not be less than the fair market value for each Common Share on the date of the grant of such option, as determined in good faith by the Board.

The Stock Option Plan is a ten percent (10%) rolling plan and, therefore, the number of Common Shares reserved for issuance thereunder is equal to ten percent (10%) of the Corporation’s issued and outstanding Common Shares from time to time.  As at November 4, 2011, there were 1,513,748 Common Shares reserved for issuance pursuant to grants of options under the Stock Option Plan representing 6.5% of the issued and outstanding Common Shares and 808,011 Common Shares remaining available for the grant of options.

The Stock Option Plan provides that the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding securities and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding Common Shares.  Under the Stock Option Plan, no Optionee shall be granted options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Common Shares issued and outstanding from time to time and the total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Common Shares of the Corporation in any twelve (12) month period.

Notwithstanding the specified expiry period of each option at the time of grant, the Stock Option Plan provides for the early expiry of options in certain circumstances.  Options held by an officer or employee of the Corporation or one of its affiliates expire: (i) on the date of termination of employment if such employment is terminated for cause; (ii) ninety (90) days from the date such Optionee voluntarily ceases employment with the Corporation or one of its affiliates; (iii) twelve (12) months from the date of termination of employment by reason of death, disability, illness, retirement or early retirement; and (iv) six (6) months following termination without cause of such Optionee’s employment.  Options held by a director or member of the Scientific Advisory Board of the Corporation or a consultant to the Corporation or one of its affiliates, provided such Optionee is not employed by the Corporation or one of its affiliates, expire: (i) twelve (12) months following the date such Optionee ceased to act in such capacity by reason of death, disability, illness, retirement or early retirement; and (ii) ninety (90) days from voluntarily ceasing to act in such capacity or being terminated without cause.  The Stock Option Plan provides for an extended expiry date for options expiring during a black out period.

The Stock Option Plan does not contemplate granting financial assistance by the Corporation for the purchase of any options granted pursuant to the Plan.  In addition, no option or interest therein is assignable or transferable other than by will or applicable laws of succession.

The Stock Option Plan provides that the Board may amend, suspend or terminate the Stock Option Plan, subject to obtaining any required regulatory approval, except that the following amendments require the approval of Shareholders:

(a)	an increase in the maximum number of Common Shares issuable pursuant to the Stock Option Plan;

(b)	a reduction in the exercise price for options held by insiders;

(c)	an extension to the term of options held by insiders;

(d)	an increase in the maximum number of Common Shares issued or issuable to insiders pursuant to the Stock Option Plan; and

(e)	an amendment in the provisions of the amending procedures of the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no directors, executive officers or employees are indebted to the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no informed person, proposed director or associate or affiliate of any informed person or proposed director of the Corporation had a direct or indirect interest in any transaction with the Corporation during the year ended June 30, 2011.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or any one who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

Reference is made to the section entitled, “Audit Committee”, which is contained at pages 22 to 24 in the Corporation’s Annual Information Form, dated September 19, 2011 which section is hereby incorporated by reference.  The Corporation’s Annual Information Form can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Composition of the Board

Three of the five members of the Board are independent directors.  These independent directors are Mr. Michael Ashton, Mr. Paul Baehr and Mr. Christopher Henley.  Dr. Tony Cruz is not independent as he is the Chief Executive Officer of the Corporation.  Effective May 26, 2011, Dr. Gary Pace is no longer an independent director as he controls a company with whom the Corporation has a six month consulting agreement.

Dr. Cruz is the Chairman of the Board of the Corporation.  As Dr. Cruz is not an independent director, Mr. Ashton has been appointed the Lead Director and is an independent director. Dr. Cruz is responsible for chairing meetings of the Board and calls meetings of the Board as required between the regularly scheduled quarterly meetings, as issues of substance arise.  The Lead Director is also the Chairman of the Corporate Governance and Nominating Committee.  The Lead Director is responsible for the management, development and effective performance of the Board and provides leadership to the Board for all aspects of the Board’s work.

The Lead Director of the Board acts in an advisory capacity to the Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.

In fiscal 2011, the full Board met eleven times, excluding resolutions passed by written approval of the directors without holding a meeting.  All meetings were fully attended by each director, except for Mr. Christopher Henley and Dr. Gary Pace who each attended ten of the eleven meetings held.

The Board regularly holds in-camera sessions where management and non-independent Board members are excused from scheduled meetings. During fiscal 2011, four in-camera sessions were held.

The Audit, Corporate Governance and Nominating, and Compensation Committees met five, two and two times, respectively.   All of those meetings were attended by all members of the respective committees, except for Mr. Michael Ashton who attended four of the five Audit Committee meetings held.

The Board functions independently as a majority of the members of the Board are not involved in management.  Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management.

The directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
Mr. Michael Ashton	Hikma Pharmaceuticals Plc. Proximagen Neuroscience Plc
Mr. Paul Baehr	IBEX Technologies Inc.
Dr. Tony Cruz	None
Mr. Christopher M. Henley	None
Dr. Gary Pace	Pacira Pharmaceuticals Inc. QRxPharma Limited ResMed Inc.

Board Mandate

The Board has adopted a “Mandate for the Board” (the “Board Mandate”) which states that the Board has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.  The Board Mandate further states that the Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors.  Subject to the Corporation’s constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board Mandate further states that the Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  The Board Mandate further states that in performing its functions, the Board should also consider the legitimate interests that other stakeholders such as employees, customers and communities may have in the Corporation.  In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The full text of the Board Mandate is attached as Appendix “A” to this Circular.

The Board may also perform any other activities consistent with its mandate, the Business Corporations Act (Ontario), the Corporation’s constating documents and any other governing laws as the Board determines necessary or appropriate.

Position Descriptions

The Board, as a whole, has created a written Mandate for each Committee and terms of reference for the Chairman of each committee of the Board.  The terms of reference for each committee Chairman describe the qualifications for appointment, his reporting responsibilities, the function of the Chairman and his key responsibilities.

The Board has adopted a formal position description for the Chief Executive Officer and sets objectives which the Chief Executive Officer is responsible for meeting.  The Board adopts and annually reviews a strategic planning process and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business.  This process is undertaken in consultation with the Chief Executive Officer.

Orientation and Continuing Education of Board Members

The Corporation currently has a process of orientation and education for new members of the Board.  When a new member joins the Board, the member has a meeting with the management of the Corporation.  This meeting includes an orientation of the business, strategy, financials and history of the Corporation as well as a question and answer period.  The new member also meets with the Board and with each Committee, to which the new board member is appointed, to discuss with the Board/Committee its mandates, policies and procedures.  New Board members are also given a copy of the Corporation’s Governance Manual, the Board Mandate and the individual Committee Mandates.  Any further orientation and/or education is dependent on the needs of the new member and may include items such as formal training sessions, attendance at seminars, etcetera.

Measures to Encourage Ethical Business Conduct

The Board has adopted a “Code of Business Conduct and Ethics” (the “Code”) for the directors, officers and employees of the Corporation.  A person or company may obtain a copy of the Code by contacting Elie Farah, the President and Chief Financial Officer of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260-7770.  The Board has implemented a whistleblower policy (the “Whistleblower Policy”) whereby the Corporate Governance and Nominating Committee receives, retains, investigates and acts on complaints and concerns of employees, shareholders and members of the public (“Reports”) regarding: (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation’s accounting policies (an “Accounting Allegation”); (b) compliance with legal and regulatory requirements (a “Legal Allegation”); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations.  Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporate Governance and Nominating Committee and any Report, whether made to management or the Corporate Governance and Nominating Committee, will be reviewed by the Corporate Governance and Nominating Committee, which may, in its discretion, consult with any member of management who is not the subject of the Allegation and which may have appropriate expertise to assist the Corporate Governance and Nominating Committee.  The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member of the Corporate Governance and Nominating Committee and will remain confidential and the Corporate Governance and Nominating Committee shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person.  The Whistleblower Policy forms part of the Corporation’s employee handbook.

In the event a conflict of interest arises with a director regarding a proposed transaction or agreement of the Corporation, the director will govern himself in accordance with the Business Corporations Act (Ontario) and abstain from voting on any such matter.

Nomination of Board Members

The Corporate Governance and Nominating Committee determines who shall be nominated for election to the Board.  The Corporate Governance and Nominating Committee’s primary duties and responsibilities are to: (a) review and make recommendations to the Board in respect of the governance of the Corporation; (b) propose to the full Board nominees to the Board; (c) assess directors on an on-going basis; and (d) approve the hiring of special counsel by the other committees of the Board.  The Corporate Governance and Nominating Committee is comprised entirely of independent directors: Mr. Michael Ashton, Mr. Paul Baehr and Mr. Christopher Henley.

The Board reviews its size on an on-going basis, and at least annually, with a view to determining the impact of the number of directors upon effectiveness.

Determination of Compensation of Directors and Officers

The Board has a Compensation Committee with a mandate for reviewing the adequacy and form of compensation of directors and officers at least on an annual basis.  The Compensation Committee reports its findings to the full Board and recommends compensation which is appropriate for the responsibilities and risks assumed by the directors.  The Compensation Committee is comprised of three directors who are independent: Mr. Paul Baehr, Mr. Michael Ashton and Mr. Christopher Henley.

The Compensation Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of: (a) human resource policies, practices and structures (to monitor consistency with the Corporation’s goals and near and long term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential); (b) compensation policies and guidelines; (c) management incentive and perquisite plans and any non-standard remuneration plans; (d) senior management, executive and officer appointments and their compensation; (e) management succession plans, management training and development plans, termination policies and termination arrangements; (f) the Corporation’s senior human resource (organizational) structure; and (g) Board compensation matters.  The Compensation Committee makes recommendations with respect to the compensation of the executive officers and the Board to the Board, which gives final approval with respect to any executive compensation and directors’ compensation matters and issues.  The Board has adopted a “Mandate for the Compensation Committee”.

Assessment of Directors, the Board and Board Committees

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors.  These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises.  The Lead Director takes appropriate action as required based on the results obtained.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  The Corporation’s Annual Report to Shareholders for the year ended June 30, 2011 is being mailed to shareholders of the Corporation along with this Circular.  The Annual Report to Shareholders contains financial information about the Corporation including the audited consolidated financial statements and management discussion and analysis of the Corporation for the year ended June 30, 2011 and the report thereon of PricewaterhouseCoopers LLP.  To request copies of the Corporation’s financial statements and management discussion and analysis, shareholders may contact the Corporation by email at info@transitiontherapeutics.com or Mr. Elie Farah, the President and Chief Financial Officer of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260-7770.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice.  However, if any other matters which are not now known to management should properly be brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

Dated as of November 4, 2011.

Dr. Tony Cruz
Chief Executive Officer

APPENDIX “A”
MANDATE OF THE BOARD OF DIRECTORS

Policy Statement

The board of directors (the “Board”) of Transition Therapeutics Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day to day conduct of the business of the Corporation.

Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as independent directors.  An independent director is one who is independent of management and is free from any interest and any business or other relationship, which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Corporation other than interest and relationships arising from shareholdings.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors.  Subject to the Corporation’s constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Responsibilities

The Board’s fundamental objectives are to enhance and preserve long term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, creditors, partners and communities may have in the Corporation.  In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

Discharge of Duties

In contributing to the Board’s discharging of its duties under this Mandate, each Member of the Board shall be obligated only to exercise the care, diligence and skill that a responsibly prudent person would exercise in comparable circumstances.  Nothing in this Mandate is intended, or may be construed, to impose on any Member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard which all Board Members are otherwise subject.

Reliance on Experts

In contributing to the Board’s discharging of its duties under this Mandate, each Member shall be entitled to rely in good faith upon:

(a)	representations made to him by an officer of the Corporation,

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Specific Duties

1.	Legal Requirements

(a)	the Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Corporation’s constating documents and all relevant legislation and regulations.

(c)	The Board has the responsibility for considering the following matters as a full Board which may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the purchase, redemption or any other form of acquisitions of shares issued by the Corporation;

(v)
the payment of a commission to any person in consideration of his/her purchase or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vi)	the approval of management proxy circulars; and

(vii)	the approval of any take over bid circular or directors’ circular.

2.	Independence

The Board shall have the responsibility to:

(a)	implement appropriate structures and procedures to permit the Board to function independently of management;

(b)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(c)	provide an orientation and education program for newly appointed members of the Board.

3.	Strategy Determination

The Board shall:

(a)	adopt and annually review a strategic planning process and approve the strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(b)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

4.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long term viability of the Corporation.

5.	Appointment, Training and Monitoring of Senior Management

The Board shall:

(a)
appoint the Chief Executive Officer (“CEO”) and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed objectives directed at maximizing shareholder value;

(b)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

(c)	establish limits of authority delegated to management.

6.	Reporting and Communication

The Board has the responsibility to:

(a)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.	Monitoring and Acting

The Board has the responsibility to:

(a)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(b)	verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(c)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(e)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(f)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

8.	Other Activities

(a)	the Board shall prepare and distribute the schedule of Board meetings for each upcoming year; and

(b)	the Board may perform any other activities consistent with this mandate, the Corporation’s constating documents and governing laws as the Board determines necessary or appropriate.